UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2010

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

ANNOUNCEMENT

NEW BoD MEMBERS

ATHENS, Greece – June 23, 2010- Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, announces that during its Board of Directors’ meeting held today, and following the submitted resignations of its members I. Aivazis, I. Benopoulos, C. Dimitriou, L. Evangelidis and K. Michalos, decided and elected five new members, Stathis Αnestis, Μichail Bletsas, Vassilis Fourlis, Nikolaos Κaramouzis and Dimitris Tzouganatos, in replacement of the aforementioned resigned members, for the rest of their tenure which is until the General Assembly of Shareholders in 2012, for all the members.

Also the Board of Directors held an inaugural meeting and now comprises of:

Panagis Vourloumis

Chairman and CEO, executive member

Dimitris Tzouganatos

Vice-Chairman, non-executive member, Independent

Kevin Copp

Executive member

Guido Kerkoff

Non-executive member

Rainer Rathgeber

Non-executive member

Stathis Anestis

Non-executive member

Nikolaos Karamouzis

Non-executive member

Michail Bletsas

Non-executive member, Independent

Panagiotis Tabourlos

Non-executive member, Independent

Vassilis Fourlis

Non-executive member, Independent

CVs

Stathis Anestis

Mr Anestis was born in 1952 and he is an Electrical Engineer. He first worked at OTE in 1979 as a Telecommunications Technician. He worked in the field of telecommunications systems constructions of Long Distance and International Communications. He served as Secretary General and Chairman in the Greek Telecom Employees’ Federation (ΟΜΕ-ΟΤΕ), participating in many committees for the examination of human resources’ evaluation and business organization systems. As an employee’s representative he participated in the Economic and Social Council of Greece in Brussels (Telecommunications Team) and in the International Federation of Employees in Posts and Telecoms, where he was responsible for SE Europe. He served as Chairman of ΟΤΕplus, and was also Manager in ΟΤΕ Asset Management-Consulting. From 2002 to 2004 he served as Chairman of the Organization of Personnel Security of the Greek Public Power Corporation. Since 2006 he is member of the Executive Committee and of the Board of the Greek General Union of Employees. During the same time he has served as Deputy Secretary General and Press and Public Relations Secretary. He is also a member of the BoD of the “Invest in Greece” agency.

Michail Bletsas

Michail Bletsas is a Research Scientist and the Director of Computing at MIT's Media Lab where he has been working since 1996. He was one of the founding members of the “One Laptop Per Child” initiative where he made significant contributions to the design and implementation of OLPC's pioneering "XO" laptop as well as its Internet connectivity. He co-founded Velti S.A., a very successful mobile advertising and marketing company and has consulted for many companies in many different capacities. Over the years, he has implemented broadband access networks using cutting-edge technologies including one of the earliest ADSL testbeds and various wireless technologies. Mr. Bletsas has been a frequent keynote speaker in international conferences and has been engaged in many civic activities. He holds an undergraduate degree in Electrical Engineering from the Aristotle University of Thessaloniki and an MSc degree in Computer Engineering from Boston University.

Vassilis Fourlis

He was born in 1960 in Athens. He holds a Masters Degree in Economic Development and Regional Planning from University of California/Berkeley and a Masters Degree in International Business from Boston University/Brussels. He is Executive Chairman of Fourlis Holdings S.A. and House Market S.A. (IKEA). He is also a member of the Board of Directors of Piraeus Bank, Titan S.A. and Frigoglass S.A.

Nikolaos Karamouzis

Nikolaos Karamouzis was born in 1952 and holds a B.Sc. in Economics from University of Piraeus, Greece, an M.A. in Economics from American University Washington D.C., USA and a Ph.D. in Economics from Pennsylvania State University, USA. From 1988 to 1993 he served as Deputy Director, as well as Director of the Foreign Exchange Division of the Bank of Greece. He was also a member of the Monetary Policy Committee of the Bank of Greece. From 1993 to 1995 he served as Deputy Governor of ETBA Bank S.A. and from 1995 to 1999 as a Deputy Governor of National Bank of Greece. Today he is member of the Board of Directors and Deputy Chief Executive Officer of Eurobank EFG., Chairman of Eurobank EFG Cyprus Ltd (Cyprus) and EFG Istanbul Holdings A.S. (Turkey). He is also Vice-Chairman of Eurobank EFG Property Services S.A., EFG Istanbul Securities S.A. and Eurobank Tekfen A.S. (Turkey), as well as member of the Board of Directors of EFG Hellas PLC (United Kingdom), EFG Hellas Funding Ltd, EFG Hellas (Cayman Islands) Ltd, EFG Private Bank Luxembourg S.A., EFG Holding (Luxembourg) S.A. He is Chairman of the Board of Directors of Global Fund Management S.A., member of the Board of Directors of the Hellenic Federation of Enterprises (SEV) and Global Finance S.A. He is also Chairman of the High Level Committee on Markets and Capital of the Hellenic Banking Association. Finally Mr Karamouzis is a full-time Professor at the University of Piraeus, Department of Banking and Financial Management.

Dimitris Tzouganatos

Dimitris Tzouganatos, a lawyer with the Greek Supreme Court, was born on 1953 and he is Professor of Law at the University of Athens and a member of the Bar of Athens. He is a graduate of the Universities of Athens (LL.B., 1976), Tübingen/Germany (Dr. iur., 1982) and Michigan (LL.M., 1985).  From December 1988 until June 2000 he worked as a lawyer. From October 2003 to July 2004 he served as Chief Legal Counsel in OTE Group and from July 2004 until June 2006 as a General Director of Regulatory Affairs of OTE S.A. Between June 1995 and March 1999 he was Member and, between October 2000 and October 2003, Chairman of the Hellenic Competition Commission (National Competition Authority). From July 2006 to January 2008 he served as Chief Legal Counsel of EFG Eurobank.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:                 Dimitris Tzelepis - Head of Investor Relations

                        Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

                        Maria Kountouri - Assistant to the Head of Investor Relations

                        Tel: +30 210 611 5381, Email: mkountouri@ote.gr

                        Christina Hadjigeorgiou - Financial Analyst, Investor Relations

                        Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

                        Dimitris Tsatsanis - Financial Analyst, Investor Relations

                        Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

                        Daria Kozanoglou - Senior Comm. & Regulatory Affairs Officer, Investor Relations

                        Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

                        Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

                        Tel: +30 210 611 7236, Email: etourna@ote.gr

                        Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations

                        Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2009 filed with the SEC on June 7, 2010. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: June 23, 2010

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer